KBL Merger Corp. IV
527 Stanton Christiana Rd.

Newark, DE 19713

By Electronic Mail Only

January 18, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attn: Russell Mancuso

Re:	KBL Merger Corp. IV Draft Registration Statement on Form S-1 Submitted November 16, 2016 CIK No. 0001690080

Dear Mr. Mancuso:

On behalf of KBL Merger Corp. IV., a Delaware corporation (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on December 13, 2016, regarding the Registration Statement on Form S-1 filed with the Commission on November 16, 2016 (“Registration Statement”). We have also today filed with the Commission Amendment No. 1 to Registration Statement on Form S-1 reflecting the Staff’s comments.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Prospectus Cover

1.	If the offered warrants are callable, please say so clearly throughout your registration statement in each circumstance where you state the title of the warrants. Please see Instruction 1 to Regulation S-K Item 202.

We have revised the disclosure to include references to the warrants being callable on pages 11 and 112. Furthermore, on page 1, we have disclosed that all references to “warrants,” unless otherwise indicated, are to redeemable warrants.

2.	We note your disclosure on your prospectus cover that you cannot guarantee that your securities will be approved for listing on the Nasdaq Capital Market and that you intend to apply for listing on or after the date of the prospectus. Please tell us the purpose of delaying application until the date of the prospectus, and why you believe it is appropriate to highlight Nasdaq listing and Nasdaq rules in your document if you have not applied and been accepted for listing at the time this registration statement becomes effective.

We have revised the disclosure on the cover page and on pages 29, 120 and 130, to clarify that we have applied to list our securities on NASDAQ, that we expect that our units will be listed on NASDAQ on the date of the prospectus, and that following the date the shares of our common stock and warrants are eligible to trade separately, we anticipate that the shares of our common stock and warrants will be listed separately on NASDAQ. In the event that our securities are not approved for listing on NASDAQ we would not proceed with this offering.

Summary Page 1

3.	Where you elect to highlight your management, please ensure that the information is balanced, with equally prominent explanation of any management experience with similar transactions initiated but abandoned, unsuccessful transactions, or transactions or entities that generated losses for investors. Also, if you do not intend to represent to investors that the registrant will achieve the results of management’s prior activities that you highlight in your summary, please ensure that summary makes clear the purpose of highlighting those activities and does not suggest that the registrant will achieve those results

The Company has provided balanced disclosure by disclosing, on pages 5 and 69, that KBL III was unable to consummate a business combination and that such entity was liquidated. In addition, we have revised the disclosure on pages 2 and 66 to state that past performance by our management team is not a guarantee that we will be able to locate a suitable candidate for our initial business combination or of success with respect to any business combination we may complete, and that investors should not rely on the historical record of our management’s performance as indicative of our future performance.

Initial Business Combination, page 6

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

No written communications have been provided to potential investors in reliance on Section 5(d) of the Securities Act as of the date of this letter. We hereby advise the Staff that we will supplementally provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. The Staff is advised that investors will not retain copies of such materials.

Units, page 9

5.	We note the last sentence of footnote (1). Please clarify the nature of the membership interests in your sponsor that the underwriter will own, including the percentage of your sponsor that the underwriter will own. Also, given your disclosure that the underwriter will own those membership interests “until the closing of [y]our initial business combination,” please tell us who will own those interests after the business combination and the nature and amount of consideration that owner will provide the underwriter for the interests.

In connection with the underwriters' purchase of private placement units, the underwriters or their designees will be allocated 260,000 (or 290,000 if the overallotment option is exercised in full) founder shares through their purchase of membership interests in our sponsor, representing an aggregate 10.4% (or approximately 10.1% if the over-allotment option is exercised in full) equity ownership in our sponsor, for a total of $2,600 (or $2,900 if the overallotment option is exercised in full), pursuant to a private placement that will close simultaneously with the closing of the public offering and the private placement of units. Our sponsor will beneficially own the founder shares allocated to the underwriters or their designees and will retain sole voting and dispositive power over such securities. We have revised the disclosure in footnote (1) and on pages 41, 107, 129 and 132 of the prospectus, accordingly.

Our sponsor will distribute the founder shares to the underwriters or their designees at or around the time of the closing of the initial business combination for no additional consideration and such securities will be subject to the restrictions on transfer described in the prospectus under "Principal Stockholders – Transfers of Founder Shares and Private Placement Units."

Redemption of warrants, page 11

6.	Your disclosure that you will not redeem the warrants if there is not an effective and current registration statement unless the warrants may be exercised on a cashless basis appears to be inconsistent with your disclosure that you may redeem the warrants even if you are unable to register or qualify the underlying securities for sale under all state securities laws. Please clarify how the warrants may be exercised on a cashless basis if you are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the Company’s shares of common stock are at the time of any exercise of a warrant listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, then states would be preempted from applying registration and qualification requirements of blue sky laws to such an exercise. In such a case, the shares underlying the warrants may be issued upon exercise of the warrants either pursuant to an effective and current registration statement or pursuant to the exemption in Section 3(a)(9) of the Securities Act. If the Company’s shares of common stock are not at the time of any exercise of a warrant listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the warrant agreement provides that the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act, in which case the shares of common stock issued upon exercise of the warrants would be “covered securities” under Section 18(b)(4)(D) of the Securities Act. If the Company does not elect at the time of exercise to require a holder of public warrants who exercises public warrants to exercise such public warrants on a “cashless basis,” it agrees to use its best efforts to register or qualify for sale the shares of common stock issuable upon exercise of the public warrants under the blue sky laws of the state of residence in those states in which the warrants were initially offered by the Company to the extent an exemption is not available. Subject to compliance with this agreement, the Company may redeem the warrants even if it is unable to register or qualify the underlying securities for sale under all state securities laws. In response to the Staff’s comment, the Company has clarified the disclosure on pages 12, 13, 35-36, 47 and 113.

Proceeds to be held in trust account, page 14

7.	Please briefly highlight how “the requirements of law and stock exchange rules” could require that funds held in the trust be released other than to fund working capital and to pay income taxes. In this regard, if interest is not sufficient to fund working capital and pay income taxes, please tell us whether applicable law could require you to use other funds in the trust to pay those obligations.

The Company has revised the disclosure on page 16 to clarify that only the requirements of law and regulation could require that funds held in the trust be released other than interest to pay taxes or working capital expenses. If interest is not sufficient to pay taxes or working capital expenses, the Company would only use any funds held outside the trust account to fulfill its obligations. While it is not possible at present to determine every circumstance when a law or regulation may apply to a particular set of facts in the future, and the Company believes there is a low risk that any such law or regulation would require the Company to release funds held in the trust (other than interest) to pay the Company’s obligations (as opposed to using funds outside the trust account), the Company believes it is appropriate to include the caveat that law or regulation could potentially require such release.

Conditions to completing our initial business combination, page 15

8.	We note your disclosure that there is no limitation of your ability to raise funds privately. Please tell us whether you can issue securities that can vote with the common stockholders on matter related to your pre-business combination activity as described in the last paragraph on page 19.

The Company has revised the disclosure on page 16 to add a parenthetical immediately following the referenced disclosure which states that our amended and restated certificate of incorporation will provide that we may not issue securities that can vote with the common stockholders on matters related to our pre-business combination activity.

Release of funds in trust account on closing of our initial business combination, page 20

9.	We note your disclosure that all of the funds in trust will be released to you upon completion of the business combination, and you will then pay redeeming stockholders. Please provide us your analysis of whether this process increases the risk that those funds would be exposed to claims of creditors or tax authorities, as opposed to a process by which the trustee would release the funds due to the redeeming stockholders directly to those stockholders. In this regard, we note your disclosure in the second bullet point on page 15 that the loans will have a claim on the proceeds held in trust when the proceeds are released to you upon completion of a business combination.

The Company has revised the disclosure on pages 21 and 53 to state that the funds in the trust account that will be used to pay redeeming stockholders will be released to the trustee to pay those stockholders, and not released to the Company.

Redemption of public shares and distribution and liquidation, page 20

10.	Please reconcile your disclosures, like on pages 20 and 26, that the 24-month limit is merely an agreement among the named parties, with your disclosure in the last paragraph on page 19 suggesting that an extension of the 24-month period requires a shareholder-approved amendment to your certificate of incorporation.

We have revised the disclosure on pages 21-22 and 38 to address the Staff’s comment.

Risk Factors, page 24

11.	We note your disclosure beginning on page 116 regarding what the tax consequences “should” be, your disclosure on page 117 that the treatment “is not entirely clear,” your disclosure on page 118 regarding a tax consequence that is “unclear,” and your disclosure on page 119 regarding tax consequences that are “not clear under current tax law.” Please add a risk factor to explain the tax uncertainties that investors will encounter as a result of investing in this offering, and highlight those tax uncertainties in your prospectus summary. Also ensure that an appropriate section of your document addresses the material alternatives to any disclosed tax consequences that are subject to uncertainty.

The Company has added a risk factor on page 50 of the prospectus to explain the tax uncertainties related to an investment in the Company’s securities. The Company respectfully submits that where a tax uncertainty is disclosed (e.g., pages 122 and 124-125 with respect to the cashless exercise of a warrant), the Company has disclosed the material alternative.

You will not have any rights, page 27

12.	Please tell us the purpose of the second sentence of this risk factor. For what reasons would you be unable to complete your plan to redeem the public shares if you do not complete your initial business combination within 24 months? Why is it uncertain whether Delaware law requires you to submit a plan of dissolution for stockholder approval?

After further review of the referenced sentence, we have decided to delete such sentence in response to the Staff’s comment.

13.	Please reconcile the penultimate sentence of this risk factor with the last sentence beginning on page 19 and the second sentence of the second paragraph on page 81.

We have revised this risk factor to clarify that our public stockholders will be entitled to receive funds from the trust account upon the redemption of our public shares in connection with a shareholder vote to approve an amendment to our amended and restated articles of incorporation that would affect the substance or timing of our obligation to redeem 100% of our public shares if we have not consummated an initial business combination within 24 months from the closing of this offering.

If third parties bring claims against us, page 30

14.	Please directly identify your product or service providers who you know have not or will not provide a waiver. For example, will the underwriters, your auditor, your escrow and transfer agent, and your directors and officers provide a waiver?

We have added to page 32 that we are not aware of any product or service providers who have not or will not provide such waiver other than the underwriters of this offering.

We are not registering the shares of common stock, page 33

15.	If the holders of the securities issued in your unregistered transaction can exercise warrants at times holders of warrants issued in this registered offering cannot, please disclose the risk to investors in this offering of being required to hold the warrants while insiders can exercise and sell the underlying common stock.

We have revised the disclosure to disclose the risk to investors in this offering of being required to hold the warrants while insiders can exercise and sell the underlying common stock.

We may issue additional common or preferred shares, page 36

16.	We note the mitigating language in the sentence including clauses (i) and (ii) of this risk factor. If those restrictions may be eliminated, please revise the mitigating language to clarify. In this regard, we note the disclosure in the last risk factor on page 42.

The Company has revised the disclosure on page 38 to clarify that these provisions may be eliminated by a vote of stockholders.

The provisions of our amended and restated certificate of incorporation, page 42

17.	If you can amend your charter to permit you to withdraw funds from the trust account such that the per share amount investors will receive upon any redemption or liquidation is substantially reduced or eliminated, please say so prominently and clearly and highlight the issue in your prospectus summary.

The Company’s amended and restated certificate of incorporation will provide that the Company may not withdraw funds from the trust account except for the withdrawal of interest to pay taxes and for working capital purposes until the earliest of (i) the completion of our initial business combination, (ii) the redemption of 100% of the shares of common stock underlying the units being offered in this offering if we are unable to complete our initial business combination within 24 months from the closing of this offering and (iii) the redemption of shares in connection with a vote seeking to amend any provisions of the Company’s amended and restated certificate of incorporation relating to stockholders’ rights or pre-business combination activity.

18.	In an appropriate risk factor, please clearly identify the extent of the disclosed pre-business combination activity that is not governed by your charter and may be revised without the consent of your shareholders. For example, we note your disclosure on page 35 regarding an independent opinion regarding the fairness of any affiliate acquisition, your disclosure on page 40 regarding not incurring indebtedness without a waiver, and your disclosure on page 41 regarding the percentage of the target security that you will acquire.

The Company has added a risk factor on page 45 to explain this risk. In addition, our amended and restated certificate of incorporation will provide that in the event that we enter into an initial business combination with a target business that is affiliated with our sponsor, or the directors or officers of the Company, the Company, or a committee of the independent directors of the Company, shall obtain an opinion from an independent investment banking firm or a qualified independent accounting firm that such business combination is fair to the Company from a financial point of view.

Status as a Public Company, page 70

19.	Please balance your disclosure here to address any material reasons that your structure would not be attractive to a business combination partner relative to “the traditional initial public offering.” For example, does the risk of potential unknown liabilities, whether related to your securities transactions or otherwise, materially affect a target’s analyses?

The Company has revised the disclosure on page 74 to balance such disclosure.

Redemption of public shares, page 77

20.	Please clarify whether you would proceed with the amendment if the number of stockholders seeking redemption would exceed the amount mentioned in the penultimate sentence of the second paragraph on page 78.

The Company has revised the disclosure on page 82 to clarify that the Company may not proceed with the amendment under such circumstances.

21.	We note your disclosure in the first paragraph on page 80 regarding unlawful redemption distributions. Please clarify why the distribution could be “deemed to be unlawful.”

We have revised the disclosure on pages 35 and 84 to clarify that the potential reasons for a distribution being deemed unlawful include legal proceedings that a party may bring or other circumstances that are currently unknown.

Directors and Executive Officers, page 89

22.	Please clarify the dates during which your directors and executive officers served in the cited roles. For example, it is unclear when Dr. Krauss was CEO of KBL Healthcare Acquisition I, II and III. Ensure that your disclosure is reconcilable to the information in the table on page 97.

We have revised the disclosure to clarify the relevant dates. We believe that our disclosure in this section is consistent with the information in the table on page 102.

23.	Please tell us how you determined who would be a member of your Scientific and Advisory Board, the nature of any commitment the members of the Advisory Board to provide services to you, whether and when the Advisory Board will meet as a group, and how the role of the identified Advisory Board members will differ from other individuals from whom you seek advice. Also tell us about all compensation arrangements for the Advisory Board. It is unclear why it is appropriate to include the named individuals in your “Management” disclosure or to highlight them in your prospectus summary, and it is unclear why you do not include all information addressed by Regulation S-K Item 401(c) regarding the Advisory Board members.

The members of our Scientific Advisory Board are individuals who have the background and experience to assist us in evaluating our business strategies and development. We have no formal arrangement or agreement with these individuals to provide services to us and accordingly, such individuals have no compensation arrangement with us other than their ownership of founder shares through our sponsor. We expect that our Scientific Advisory Board will provide advice, insights, contacts and other assistance to us based on their extensive industry experience and involvement in areas of activity that are strategic to us. As disclosed on page 96 of the prospectus, we currently expect our Scientific and Advisory Board to (i) assist us in sourcing potential business combination targets, (ii) provide their scientific and business insights when we assess potential business combination targets and (iii) upon our request, provide their scientific and business insights as we work to create additional value in the businesses that we acquire. In this regard, they will fulfill some of the same functions as our board members in strictly advisory capacities but on a more limited basis. However, our Scientific and Advisory Board will not perform board, committee or management functions, nor will they have any voting or decision making capacity on our behalf. They will also not be subject to the fiduciary requirements to which our board members are subject. We anticipate having periodic meetings with these individuals as a group, as well as discussions with individual advisors as needed. The members of the Scientific Advisory Board are people with whom Dr. Krauss has worked for many years and they were chosen because they are luminaries in their field, very well connected and respected and have both scientific and business experience. Many of these people were advisors to Dr. Krauss’s previous SPACs.

24.	We note your disclosure on page 38 that your executive officers and directors possibly are affiliated with entities that are engaged in a business similar to yours. Please tell us the names of all such entities with which your affiliates are or were affiliated, including the nature and dates of the affiliation. Also provide a brief description of any acquisitions made by those entities, the current trading markets of the entities, and benefits received by your affiliates from their association with those entities.

We have revised the disclosure to clarify that our executive officers and directors are affiliated with entities engaged in business activities similar to those intended to be conducted by us following our initial business combination. Information regarding other blank check companies with which our executive officers or directors have been affiliated is disclosed on pages 4-5 and 68-69 under the heading “Our management team has an established track record of raising and operating blank check companies. We believe this experience enhances the probability of successfully completing a business combination.” In addition, information regarding other operating companies with which our executive officers or directors are affiliated is disclosed on pages 94-96 and 102 under the headings “Management” and “Management—Conflicts of Interest.”

Warrants, page 107

25.	Please revise the disclosure to explain the purpose and effect of the “Black-Scholes Warrant Value” exercise price reduction mentioned on page 110.

The Company has revised the disclosure on page 115 to explain that the purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

Our Amended and Restated Certificate of Incorporation, page 111

26.	Please revise the second sentence of this section to clarify whether all “dissenting holders” – not just public stockholders – would have the right to redeem.

The Company has revised this sentence to clarify that all public stockholders would have the right to redeem.

Allocation of Purchase Price, page 117

27.	We note your disclosure that “each holder of a unit must allocate the purchase price paid by such holder for such unit between the one ordinary share and the warrant based on the relative fair market value of each at the time of issuance.” Please clarify how a holder will know the fair market value of the warrant at the time of issuance if the warrants do not trade separately from the units at that time.

We have revised the disclosure in response to the Staff’s comment.

Possible Constructive Distributions, page 119

28.	Given your disclosure on page 109-110, please clarify under what circumstances permitted by the offered warrant would an “adjustment increase[] the warrant holders’ proportionate interest in [y]our assets or earnings and profits … as a result of a distribution of cash to the holders of shares of [y]our common stock which is taxable to the U.S. holders of such shares.”

We have revised the disclosure in response to the Staff’s comment.

Underwriting Discount, page 122

29.	We note your references to changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.

We have revised the disclosure on page 128 to refer to changes the underwriters may make to the offering price and selling terms after completion of the offering.

Index to Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

30.	In the first sentence of the audit opinion, your auditors did not identify the balance sheet located on page F-3 included within the financial statements. Please amend your filing to include an audit report that clearly identifies all of the financial statements that were audited. Refer to PCAOB Auditing Standards 3101.08.

The Company has revised the opinion language on page F-2 accordingly.

Note 2. Significant Accounting Policies

Emerging growth company, page F-9

31.	We note in the last sentence of this footnote that you refer to “accountant standards.” Please revise your disclosure to refer to accounting standards.

The Company has revised the disclosure on page F-10 accordingly.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

We thank the Staff in advance for its consideration of the Amended Registration Statement. Should you have any questions regarding the foregoing, please contact me at (212) 370-1300.

Sincerely,

/s/ Marlene Krauss

Marlene Krauss

cc:	Ellenoff Grossman & Schole LLP
Holland & Knight LLP